

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

November 24, 2008

Mr. Richard M. Osborne
Chief Executive Officer
Energy West Incorporated
1 First Avenue South
Great Falls, Montana 59401

> **Re:** **Energy West Incorporated**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 30, 2008, as amended**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 0-14183**

Dear Mr. Osborne:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2008

Item 1. Business, page 1

1.   We note that you disclose revenues from natural gas operations in Montana, Wyoming, North Carolina and Maine. Please show us how to reconcile the data to the segment results disclosed in Note 12 to the financial statements. In addition, please revise your disclosure so that the revenue data aggregates to the total amount of revenues from natural gas operations disclosed in Note 12.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 28

2.   Please revise to describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. In doing so, please identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material. Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations available on our web site at www.sec.gov.

Item 9A(T). Controls and Procedures, page 42

3.   Please note that you are required to furnish the information required by Items 307 and 308T of Regulation S-K. Item 307 requires disclosure of the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period based on the evaluation required by paragraph (b) of Exchange Act Rule 13a-15. Paragraph (a) of Item 308T requires you to provide management's report on internal control over financial reporting as of the end of the period based on the evaluation required by paragraph (c) of Exchange Act Rule 13a-15 and paragraph (b) of Item 308T requires disclosure of any change in internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15. It appears that you commingled the disclosures required by Item 307 and a portion of the disclosures required by Item 308T and did not provide management's report on internal control over financial reporting. Please revise to clearly present the conclusions of your principal executive and principal financial officers regarding the effectiveness of disclosure controls and

procedures and to provide management's report on internal control over financial reporting. Management's report on internal control over financial reporting should contain the information in Item 308(T)(a) of Regulation S-K. You may find the following documents helpful in complying with your reporting obligation:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8810/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

4.   We note that your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. However, the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and *reported within the time periods* specified in the Commission's rules and forms. As a result of the failure to file management's report on internal control over financial reporting, we believe your annual report is materially deficient and that you are not timely or current in your Exchange Act Reporting. See Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Accordingly, we believe that management should conclude that disclosure controls and procedures were not effective as of the end of the period covered by the report. Please revise the conclusion of your principal executive and financial officers to state that disclosure controls and procedures were not effective as of the end of the fiscal year.

5.   If you include a definition of disclosure controls and procedures in the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures or otherwise include a definition of disclosure controls and procedures in your disclosure, please include the entire definition in Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective or not effective, as applicable, at the end of the fiscal year.

Consolidated Financial Statements

Notes to the Financial Statements, page F-8

Note 3. Acquisitions and Extraordinary Gain, page F-14

6.   Please show us your tests to determine whether Frontier Utilities met any of the conditions requiring audited financial statements. Refer to Rule 3-05(b)(2) and Rule 1-02(w) of Regulation S-X.

Note 4. Natural Gas Wells, page F-16

7.   We note that your financial statements are incorporated into a Securities Act registration statement, and it appears that you relied on an independent reservoir engineer in estimating net gas reserves. Please tell us the nature and extent of the involvement of the independent reservoir engineer in estimating net gas reserves and whether the engineer is an expert within the meaning of the Securities Act. Please summarize the facts and circumstances supporting your conclusion and explain in detail why you are not required to name the independent reservoir engineer and file the consent required by Item 601(b)(23) of Regulation S-K. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Note 12. Segments of Operations, page F-22

8.   Please disclose the factors used to identify your reportable segments and whether operating segments have been aggregated. Also disclose the basis of accounting for transactions between reportable segments. Refer to paragraphs 25, 26 and 31 of SFAS 131.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

9.   Please address the comments above in future filings on Form 10-Q to the extent applicable.

Exhibits 31.1 and 31.2

10.   Please include the parenthetical language omitted from paragraph 4(d) in future filings. Refer to Item 601(b)(31) of Regulation S-K.

        As appropriate, please amend your Form 10-K filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3344 if you have any questions regarding these comments.

Sincerely,

William H. Thompson
Accounting Branch Chief